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February 22, 2000

Dear Stockholders:

    On behalf of the Board of Directors of Sterling Software, Inc. ("Sterling Software"), I am pleased to inform you that on February 14, 2000, Sterling Software entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the acquisition of Sterling Software by Computer Associates International, Inc. ("Computer Associates").

    As required by the Merger Agreement, Computer Associates, through a wholly-owned subsidiary, has commenced an offer (the "Offer") to exchange 0.5634 shares (the "Exchange Ratio") of common stock, par value $.10 per share, of Computer Associates (the "Computer Associates Common Stock"), for each outstanding share of common stock, par value $.10 per share, together with the associated preferred stock purchase rights, of Sterling Software (the "Shares"), subject to adjustment as set forth below. If the average trading price of Computer Associates Common Stock for the designated period prior to the closing of the Offer (i) is greater than $77.12, the Exchange Ratio will be reduced so that each Share tendered in the Offer will be exchanged for such number of shares of Computer Associates Common Stock as is designed to equal $43.45 at the time the Exchange Ratio is set based on the average trading price of Computer Associates' shares, or (ii) is less than $63.10, unless Computer Associates makes the Cash Election (as described below), the Exchange Ratio will be increased so that each Share tendered in the Offer will be exchanged for such number of shares of Computer Associates Common Stock as is designed to equal $35.55 at the time the Exchange Ratio is set based on the average trading price of Computer Associates' shares. If the average trading price of Computer Associates Common Stock is less than $63.10, Computer Associates may elect (the "Cash Option") to reduce the Exchange Ratio that would otherwise be in effect and pay cash in substitution for Computer Associates' shares for all or a portion of the shortfall of Computer Associates' share price below $63.10 (the "Cash Option Amount"). Consummation of the Offer is subject to, among other things, at least a majority of the Shares, determined on a fully diluted basis, being validly tendered and not withdrawn prior to the expiration of the Offer.

    Pursuant to the Merger Agreement, following the completion of the Offer and the satisfaction or waiver of certain other conditions, the subsidiary of Computer Associates will be merged with and into Sterling Software (the "Merger"), with Sterling Software being the surviving corporation. In the Merger, each outstanding Share (other than Shares held by Computer Associates and stockholders who perfect appraisal rights under Delaware law, which will be available if Computer Associates elects the Cash Option or if the Merger is completed pursuant to Section 253 of the Delaware General Corporation Law) will be converted into the right to receive such number of fully paid and nonassessable shares of Computer Associates as is equal to the Exchange Ratio finally established for the Offer and, if Computer Associates has elected the Cash Option in connection with the Offer, an amount in cash equal to the Cash Option Amount.

    YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, HAS UNANIMOUSLY DETERMINED THAT THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE OFFER AND THE MERGER, ARE ADVISABLE, FAIR TO AND IN THE BEST INTEREST OF STERLING SOFTWARE'S STOCKHOLDERS, AND UNANIMOUSLY

  300 Crescent Court - Suite 1200 - Dallas, TX 75201-7832 - 214/981-1000 - Fax
                                  214/981-1255
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RECOMMENDS THAT STERLING SOFTWARE'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER
THEIR SHARES PURSUANT TO THE OFFER.

    In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors as described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9, including the fairness opinion of Goldman, Sachs & Co., a financial advisor to Sterling Software, that, subject to the assumptions, factors and limitations set forth in the opinion, the consideration to be received by Sterling Software's stockholders pursuant to the Merger Agreement is fair from a financial point of view to Sterling Software's stockholders.

    Accompanying this letter and Schedule 14D-9 are (i) an Information Statement, which is attached as Schedule I to the Schedule 14D-9, (ii) the fairness opinion of Goldman, Sachs & Co., which is attached as Schedule III to the Schedule 14D-9, and (iii) Computer Associates' Exchange Offer, dated February 22, 2000, together with related materials, including the Letter of Transmittal to be used for tendering Shares. These documents set forth the terms and conditions of the Offer and describe the reasons for the recommendation of the Board of Directors and certain other factors that stockholders should consider. We urge you to read the enclosed materials carefully.

    If you need assistance with the tendering of your Shares, please contact the information agent for the Offer, MacKenzie Partners, Inc., at its address or telephone number appearing on the back cover of the Exchange Offer.

    On behalf of the Board of Directors and management of Sterling Software, we thank you for your support.

                                          Very truly yours,

                                          /s/ Sam Wyly

                                          Sam Wyly
                                          CHAIRMAN OF THE
                                          BOARD OF DIRECTORS

  300 Crescent Court - Suite 1200 - Dallas, TX 75201-7832 - 214/981-1000 - Fax
                                  214/981-1255